Expiration of the Special Money in Trust Contracts for Treasury Stocks

Special Money in Trust contracts for the treasury stocks of POSCO (“Contracts”) have been expired on May 12, 2014 due to their maturities.

1. Number of Contracts: Four (4)

2. Trust Institutions: Hana Bank, National Agricultural Cooperative Federation, Shinhan Bank, Daegu Bank

3. Total Amount: KRW 815 billion

• Details of contracts

	Hana Bank	National Agricultural Cooperative Federation	Shinhan Bank	Daegu Bank	Total Amount

Balance (In Billions of Korean Won)	230	195	195	196	815

4. Number of Treasury Stocks after the expiration of Contracts: 7,402,597 (8.49%)